Exhibit 1

TAT TECHNOLOGIES LTD.

P.O. Box 80, Gedera 70750 Israel
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PROXY STATEMENT
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ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 18, 2011

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.90 per share (the “Shares”), of TAT Technologies Ltd. in connection with the annual and extraordinary general meeting of shareholders of the Company to be held at the offices of Isal Amlat Investment (1993) Ltd., 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel on Thursday, August 18, 2011 at 5:00 p.m. Israel time (10:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Tat,” the “Company,” “we” or “our” refer to Tat Technologies Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.    Approval of the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our 2012 Annual General Meeting of Shareholders, and to delegate to the Company's board of directors the authority to determine their remuneration in accordance with the volume and nature of their services;

2.    Approval of the re-election of each of Messrs. Rimon Ben-Shaul, Jan Loeb and Nati Botbol and Mses. Regina Ungar and Anat Hollander to serve as a director of the Company, and, with respect to Ms. Anat Hollander only, to serve as an independent director of the Company, to hold office until our 2012 Annual General Meeting of Shareholders and until their successors are elected and qualified;

3.    Re-election of Mr. Avraham Shani as an External Director of the Company for an additional three-year term as of the date of the approval by the Meeting; and

4.    Approval of compensation terms of Rimon Ben-Shaul, the Chairman of the Company's board of directors.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2010.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on Tuesday, July 26, 2011 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of July 14, 2011, the Company had 9,073,043 issued Shares and 8,887,566 outstanding Shares (excluding 258,040 dormant Shares held in treasury). Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, c/o Ms. Aya Ben-David, at the offices of Isal Amlat Investment (1993) Ltd., 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel, no later than 48 hours prior to the Meeting, that is on or before Tuesday, August 16, 2011 at 5:00 p.m., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Ms. Aya Ben-David; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company's board of directors (the "Board of Directors") recommends a “FOR”, other than Item III.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Aya Ben-David, at the offices of Isal Amlat Investment (1993) Ltd., 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements should be submitted to the Company no later than August 5, 2011.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about July 29, 2011. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to Thursday, August 25, 2011, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, two shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of Items I, II and IV requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The approval of Item III requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who (a) are not controlling shareholders of the Company, or (b) do not have personal interest in the election of Mr. Avraham Shani  (other than a personal interest unrelated to relationships with a controlling shareholder of the Company), present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In the proxy card attached to the proxy statement you will be asked to indicate whether you are a controlling shareholder and whether you have personal interest in the election of Mr. Avraham Shani (other than a personal interest unrelated to relationships with a controlling shareholder of the Company). If any shareholder casting a vote in connection hereto does not notify us whether or not they are a controlling shareholder and whether or not they have personal interest with respect to Item III, their vote with respect to this proposal will be disqualified.

The term "Control" is defined in the Israeli Securities Law, 1968 as the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he or she holds half or more of a certain type of Means of Control of the corporation; The term “Means of control” in a corporation is defined as any one of the following: (1) The right to vote at a general meeting of a company or a corresponding body of another corporation; (2) The right to appoint directors of the corporation or its general manager.

Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including: (i)  a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such person's spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest. A personal interest resulting merely from holding the Company’s shares of stock will not be deemed a personal interest.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ITEM I: APPROVAL OF THE REAPPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS OUR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS, EFFECTIVE AS OF THE APPROVAL BY THE MEETING UNTIL OUR 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS, AND TO DELEGATE TO THE COMPANY'S BOARD OF DIRECTORS THE AUTHORITY TO DETERMINE THEIR REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES

Under the Companies Law and the Company’s articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, the approval by the Company’s Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

We first appointed Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent auditors in 2009. Kesselman & Kesselman PwC Israel has no relationship with us or any of our affiliates except as auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman PwC Israel as our independent registered public accountants effective as of the approval by the Meeting and until the Company's 2012 Annual General Meeting of Shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kesselman & Kesselman PwC Israel familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Kesselman & Kesselman PwC Israel has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize the delegation to our Board of Directors the authority to determine the remuneration of our independent auditors according to the volume and nature of their services. With respect to fiscal year 2010, we paid Kesselman & Kesselman PwC Israel approximately $223,000 for audit services, $65,000 for audit-related services and $22,000 for tax-related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as the independent public accountants of the Company effective as of the approval by the Meeting and until the Company's 2012 Annual General Meeting of Shareholders, be and hereby approved, and it is further resolved, that the Board of Directors be, and it hereby is, authorized to determine the remuneration of such auditors in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

ITEM II: APPROVAL OF THE RE-ELECTION OF EACH OF MESSRS. RIMON BEN-SHAUL, JAN LOEB AND NATI BOTBOL AND MSES. REGINA UNGAR AND ANAT HOLLANDER TO SERVE AS DIRECTORS OF THE COMPANY, AND, WITH RESPECT TO MS. ANAT HOLLANDER ONLY, TO SERVE AS AN INDEPENDENT DIRECTOR OF THE COMPANY, TO HOLD OFFICE UNTIL OUR 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND UNTIL THEIR SUCCESSORS ARE ELECTED AND QUALIFIED

Our articles of association provide for a Board of Directors consisting of no less than two and no more than eleven members. Our Board of Directors is currently composed of seven directors, including two external directors appointed in accordance with the Israeli Companies Law. Our directors, other than our external directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors (except the external directors) may be reelected upon completion of their term of office.

At the Meeting, shareholders are being asked to reelect the following current directors, Messrs. Rimon Ben-Shaul, Jan Loeb and Nati Botbol and Mses. Regina Ungar and Anat Hollander, to hold office until our 2012 Annual General Meeting of Shareholders and until their successors are elected and qualified. Shareholders will be requested to vote with respect to the approval of the reelection of each of the abovementioned directors seperatly.

Subject to the approval of her nomination by the Meeting, the audit committee and board of directors approved compensation at the "fixed" rate for Ms. Anat Hollander in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors), 2000 which is: a per meeting attendance fee of NIS 2,200 (approximately $570), plus an annual fee of NIS 59,100 (approximately $16,900). Such compensation is equal to the compensation payable to the external directors of the Company.

Ms. Regina Ungar and Mr. Nati Botbol do not receive any compensation from the Company.

Following the approval by the audit committee and Board of Directors, our shareholders have approved on October 28, 2009  to pay Mr. Jan H. Loeb a per meeting attendance fee of $1,000, plus an annual fee of $ 40,000. The fee for a written consent of the Board of Directors is $500. In addition, the Company shall pay the costs for Mr. Loeb’s trip to Israel once a year to attend a Board of Directors Meeting in person.

For the proposed compensation terms of Mr. Rimon Ben-Shaoul, see Item IV below.

Under the Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. Our Board of Directors determined that at least two directors must have “accounting and financial expertise,” as such term is defined by regulations promulgated under the Israeli Companies Law. The Board of Directors determined that Messrs. Rimon Ben-Shaul, Nati Botbol, Jan H. Loeb and Yacov Shahar, and Mses. Regina Ungar and Anat Hollander, all have “accounting and financial expertise”. Furthermore, our audit committee determined that Ms. Anat Hollander qualifies as an “independent” director within the meaning of this term under the Israeli Companies Law, in addition to the two external directors. Therefore, at the Meeting, shareholders are being asked to appoint Ms. Anat Hollander as an “independent” director.

We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company’s Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to reelect each of the nominees named above. The vote for each of the nominees for director will be separate.

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Mr. Rimon Ben-Shaoul was elected as the Chairman of TAT’s Board of Directors in April 2011. Mr. Ben-Shaoul has been the Chief Executive Officer of Polar Communications Ltd since 2004. Polar Communications Ltd is a holding company focused in the areas of technology and media. From 1997 through 2001 Mr. Ben-Shaoul served as Chief Executive Officer of Clal Industries and Investments Ltd. and prior thereto as the President and Chief Executive Officer of Clal Insurance Company Ltd. Mr. Ben-Shaoul holds a BA in Economics and Statistics and an MBA from Tel Aviv University.

Ms. Regina Ungar was elected as a director by our Board of Directors in April 2011. Since December 2010 Ms. Ungar has been the acting Chief Executive Officer of KMN Holdings Ltd (the ultimate parent of the Company) and since April 2011, Ms. Ungar has been the Chairman of the Board of TAT Industries, our parent company. Until October 2010 Ms. Ungar was Senior Vice President of Shrem Fudim Group Ltd. and of Leader Holdings & Investments Ltd., which are holding companies investing in capital market, communication and technology companies. Ms. Ungar holds a BA in Economics and Accounting and an MBA from Tel Aviv University.

Ms. Anat Hollander was elected as a director in May 2011 and serves as a member of the Company's audit committee and the committee for the approval of financial statements. Ms. Hollander currently serves as the head of the Credit Sector at Amitim senior pension funds. From September 1989 through June 2010 she served in various financial positions with Bank Leumi, most recently as a Senior Relationship Manager of the Aviation and Industry Section in the bank’s business division. Ms. Hollander holds a B.A. in economics and international relations from Hebrew University and an M.B.A. from Tel Aviv University.

Mr. Jan Loeb was elected as a director by our Board of Directors in August 2009. Mr. Loeb has served as President of Leap Tide Capital Management, Inc., a capital investment firm, since 2007. From February 2005 through January 2007, he served as a portfolio manager of Amtrust Capital Management, Inc. From February 2004 through January 2005, Mr. Loeb was a Portfolio Manager for Chesapeake Partners, a capital investment firm. From January 2002 through December 2004, Mr. Loeb was a Managing Director of Jefferies & Company, Inc., an investment banking firm based in New York City. From 1994 through 2001, Mr. Loeb was a Managing Director of Dresdner Kleinwort and Wasserstein, Inc., an investment banking firm based in New York City, which was formerly known as Wasserstein Perella & Co., Inc. Mr. Loeb is also a director of American Pacific Corp and Pernix Therapeutics Holdings, Inc. Mr. Loeb graduated from Baruch College – City University of New York with a baccalaureate in Finance and Investments.

Mr. Nati Botbol was elected as a director by our Board of Directors in April 2011. Mr. Botbol has been the Chief Financial Officer of KMN Holdings Ltd (the ultimate parent of the Company) since April 2011. From 2004 until 2011, Mr. Botbol was an Audit Senior Manager in Ernst &Young Israel. Mr. Botbol holds a BA in Economics and Accounting from Bar Ilan University.

Each of the director nominees has certified to the Company that he complies with all requirements under the Israeli Companies Law for serving as a director.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the re-election of each of Messrs. Rimon Ben-Shaul, Jan Loeb and Nati Botbol and Mses. Regina Ungar and Anat Hollander to serve as directors of the company, and, with respect to Ms. Anat Hollander only, to serve as an independent director of the Company, to hold office until our 2012 annual general meeting of shareholders and until their successors are elected and qualified, be and hereby is approved.”

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

For information regarding the compensation of the Company's directors, see the Company's annual report on Form 20-F for the year 2010.

ITEM III: RE-ELECTION OF MR. AVRAHAM SHANI AS AN EXTERNAL DIRECTOR OF THE COMPANY FOR AN ADDITIONAL THREE YEAR TERM

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder, or if the person, or the person’s relative, partner, employer, someone to which he is subordinated, directly or indirectly or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, with its controlling shareholder at the time of appointment, or with a relative of the controlling shareholder or any entity controlled by the company or its controlling shareholder. The term “relative” means a spouse, sibling, parent, grandparent as well as the child, sibling or parent of spouse or spouse of any of the above. The term affiliation includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer holder, (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed all members of the board of directors aside from controlling shareholders or their relatives are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the external directors elected must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Any committee of the board of directors must include at least one external director and the audit committee must include all of the external directors and must include a majority of “independent” directors within the meaning of this term under the Israeli Companies Law. An external director and an independent director are entitled to compensation as provided in regulations adopted under the Israeli Companies Law and are otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

External directors are elected by shareholders by a special majority. In general, external directors serve for a three-year term, which may be renewed for only two additional three-year terms. External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Mr. Avraham Shani was elected to serve as an external director of our company at our 2008 annual general meeting of shareholders for a three-year term expired on August 18, 2011. In additional to Mr. Avraham Shani, Mr. Yacov Shahar also serves as external director of the Company and member of our audit committee and the committee for the approval of financial statements for an initial three-year term beginning as of August 30, 2010.

Accordingly, following his nomination by the Board of Directors, at the Meeting, shareholders will be asked to re-elect Mr. Avraham Shani as an external director of our company for additional three-year term beginning as of the date of the shareholders approval.

Mr. Avraham Shani has served as an external director since August 2008 and is a member of our audit committee and the committee for the approval of financial statements. Mr. Shani is also serving as a director of Psagot Providence Funds and of Psagot Pensions Funds. From 2005 until 2008 Mr. Shani served as the CEO of TCM Mobile, a start up company, and prior to that, during years 2000 - 2004 he served as Executive Vice President Investments and Chief Economist of IDB Development, a leading Israeli holding company, in charge of new Investments. Mr. Shani holds a B.A degree in Economics and an MBA, both from Tel Aviv University.

Our Board of Directors has determined that Mr. Avraham Shani qualifies as an external director within the meaning of the Companies Law. Our Board of Directors has further determined that Mr. Avraham Shani has financial and accounting expertise, as such terms are defined by regulations promulgated under the Israeli Companies Law. Mr. Avraham Shani also qualifies as an independent director and audit committee financial expert under The NASDAQ rules.

Subject to the approval of his nomination by the Meeting, Mr. Avraham Shani will be entitled to compensation at the "fixed" rate in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors), 2000 which is: a per meeting attendance fee of NIS 2,200 (approximately $570), plus an annual fee of NIS 59,100 (approximately $16,900).

We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an external director. In the event that the named nominee for external director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the re-election of Mr. Avraham Shani as an external director of the Company for an additional three year Term, be and hereby is approved.”

The election of the nominee for external director requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who (a) are not controlling shareholders of the Company, or (b) do not have personal interest in the election of Mr. Avraham Shani (other than a personal interest unrelated to relationships with a controlling shareholder of the Company), present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In the proxy card attached to the proxy statement you will be asked to indicate whether you are a controlling shareholder. If any shareholder casting a vote in connection hereto does not notify us whether or not they are a controlling shareholder or whether they have personal interest with respect to Proposal III, their vote with respect to this Proposal will be disqualified.

PROPOSAL IV: APPROVAL OF COMPENSATION TERMS OF RIMON BEN-SHAOUL, THE CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS

Mr. Rimon Ben-Shaoul was elected as the Chairman of the Company's Board of Directors in April 2011.

On April 14, 2011, the Audit Committee and Board of Directors resolved to pay Mr. Ben-Shaoul a monthly fee of USD $10,000 (plus VAT and against tax invoices, as applicable) for his services as the Chairman of the Board of Directors starting from his date of appointment. Such resolution is subject to the approval of such payment at the Meeting.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the compensation terms of Rimon Ben-Shaoul, Chairman of the Company's Board of Directors, be and hereby is approved.”

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,
Aya Ben David, Secretary Dated: July 29, 2011